UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-12557

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Corporation Savings and Investment Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Corporation

2201 N.E. 201st Ave.

Fairview, Oregon  97024-9718

Cascade Corporation Savings and Investment Plan

Note:                   Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Plan.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Cascade Corporation Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Cascade Corporation Savings and Investment Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Oregon

June 22, 2007

Cascade Corporation Savings and Investment Plan

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
ASSETS
Investments at fair value
Cascade Corporation common stock	$8,452,872	$8,277,766
Registered investment companies	36,703,064	29,901,318
Collective trust funds	24,950,905	22,617,912
Self-directed brokerage accounts	419,665	422,600
Participant loans	842,426	764,285
Total investments	71,368,932	61,983,881

Receivables
Employer contribution	270,017	253,679
Total assets	71,638,949	62,237,560

LIABILITIES
Excess contributions payable	—	3,834

Net assets available for benefits at fair value	71,638,949	62,233,726

Adjustment from fair value to contract value for interest in collective trust relating to fully-benefit responsive investment contracts	15,650	3,043

Net assets available for benefits	$71,654,599	$62,236,769

The accompanying notes are an integral part of the financial statements.

Cascade Corporation Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

Additions
Investment income
Net appreciation in fair value of investments	$4,588,755
Interest and dividends	2,861,858
Interest on participant loan payments	56,437
Total investment income	7,507,050

Contributions
Participant	2,934,568
Employer, net	1,924,890
Rollover	367,451
Total contributions	5,226,909
Total additions	12,733,959

Deductions
Benefits paid to participants	(3,312,152)
Administrative expenses	(3,977)
Total deductions	(3,316,129)

Net increase	9,417,830

Net assets available for benefits
Beginning of year	62,236,769
End of year	$71,654,599

The accompanying notes are an integral part of the financial statements.

Cascade Corporation Savings and Investment Plan

Notes to Financial Statements
December 31, 2006 and 2005

1.              Description of the Plan

The following description of the Cascade Corporation Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that was established by Cascade Corporation (the “Company”) on January 1, 1987 to provide a means for savings and investment by employees for retirement purposes.  The Plan was amended as of January 1, 1989 to include an employer contribution element and further amended January 1, 1994 to increase the Company’s contribution.  In addition, the Plan was amended January 1, 2001 to reflect various statutory requirements (so-called “GUST” amendments) as well as certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.  The Plan, as amended, exists for the exclusive benefit of eligible employees and is intended to comply with Sections 401 and 501 of the Internal Revenue Code (“IRC”), as amended, and related regulations.  The Plan is administered by a committee (the “Committee”) composed of management of the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).  Mercer Human Resource Services (“Mercer”) is the Plan’s Trustee, custodian and recordkeeper.

Eligibility

Employees of the Company in the United States of America, who are not covered by a collective bargaining agreement, are eligible to participate in the Plan.  Employees of business units acquired after December 1, 2006, may participate to the extent the Committee determines.  For purposes of eligibility for employer defined and matching contributions, a year of service (defined as the twelve-month period ending on the day preceding the anniversary of an employee’s date of hire or a calendar year starting after date of hire during which the employee has rendered at least 1,000 hours of service) is required.

Contributions

Participants may contribute up to 100% of their pretax annual compensation, as defined by the Plan and subject to certain annual individual deferral limitations under the IRC.  Of this, up to 2 percent of base compensation may be contributed as a retiree medical elective deferral.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a variety of mutual funds, collective trust funds, Company stock and a self-directed brokerage account as investment options for participants.

As an incentive for participants to save, the Company contributes a 50% match on the participant’s first 6% of base compensation contributed to the Plan as a regular elective deferral.  The Company also makes a 50% matching contribution on those amounts up to 2% of base compensation contributed to the Plan as a retiree medical elective deferral.  Additionally, the Company contributes an amount equal to 4% of each eligible employee’s base compensation as a defined contribution amount, regardless of whether that eligible employee participates in the elective deferral portion of the Plan or not.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company contributions and an allocation of Plan earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are vested immediately in their own contributions, including earnings thereon.  Once eligibility is satisfied, participants are fully vested in the employer’s matching contributions, including the earnings thereon.  A participant is fully vested in the employer’s defined contribution after five years of service.  Effective January 1, 2007, a participant is fully vested in the employer’s defined contribution after three years of service.  Defined contribution accounts are also fully vested upon normal or disability retirement and upon death while an employee if such events occur prior to the five year vesting requirement.

Participant Loans

The Plan allows for discretionary loans to participants.  Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.  Participant loans are secured by the balance remaining in the participant’s account, and loan repayments are paid through payroll deductions.  Loan terms range from one to five years.  The interest rate for a participant loan is fixed as of the loan issue date, and is based on the U.S. Prime Rate plus 1%.

Payment of Benefits

Participant contributions and the vested portion of the Company contributions, including earnings thereon, may be withdrawn for a financial hardship as stipulated in the Plan provisions.  Upon termination or retirement, all participant contributions and vested Company contributions, including earnings thereon, are distributed in a lump sum payment upon request of the participant.  Terminated participants may keep their vested benefits in the Plan subject to a $5,000 threshold.  Vested balances less than $5,000 are distributed to the participant as a lump-sum distribution.

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions.  During the year ended December 31, 2006, employer contributions were reduced by $10,900 due to forfeitures.  At December 31, 2006 and 2005, forfeited nonvested accounts totaled $11,656 and $9,728, respectively.

2.              Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Recently Adopted Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Health and Welfare and Pension Plans” (“FSP”).  The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans.  The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes.  The Plan has adopted the provisions of the FSP at December 31, 2006.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Investments in the Company’s common stock are valued at the last reported sales price on the valuation date or, if no sales are reported for the day, the last published sales price.  Investments in registered investment companies are stated at net asset value, based upon the market value of the underlying securities, as determined or provided by Mercer.  The self-directed brokerage account allows participants to invest in investment holdings of their choice, within the parameters set by the Plan.  Participant loans are valued at their outstanding balances, which approximates fair value.

Collective trust funds represent investments held in pooled funds.  The investments held in collective trust funds are contributed from employee benefit plans maintained by more than one employer or a controlled group of corporations that is maintained by a bank, trust company, or similar institution that is regulated, supervised, and subject to periodic examination by a state or federal agency.  The Plan’s interest in the collective trust funds is valued based on information by Mercer using the audited financial statements of the collective trust funds at year end.

The Plan invests in a common collective trust fund (the Putnam Stable Value Fund), which holds fully benefit-responsive investment contracts.  As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  Contract value represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.  The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

Purchases and sales of investments are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

Benefits Payable

Benefits are recorded when paid.  Accordingly, benefits payable to persons that have elected to withdraw from the Plan but not yet paid have not been accrued.

Plan Expenses

All administrative and investment management expenses of the Plan are reflected in the net asset value of the individual mutual funds and common stock.  Therefore, all plan administrative and investment management expenses are paid by the participants.  Transactional charges such as loan and stock trading fees are paid by the particular participants involved.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Plan to concentrations of credit risk, consist of investments in mutual funds, common stock, collective trust funds and receivables.  The Plan has no formal policy requiring collateral to support the financial instruments subject to credit risk.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Recent Accounting Pronouncements and Developments

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 “Fair Value Measurements”.  The statement defines fair value, establishes a framework for measuring fair value in Generally Accepted Accounting Principles and expands the disclosures about fair value measurement.  It is effective for financial statements issued for fiscal years beginning after November 15, 2007.  We continue to evaluate the impact of this standard but do not believe that it will have a material impact to the Plan.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).  SAB 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement.  The Plan adopted SAB 108 during the year ended December 31, 2006, and it did not have any effect on the financial position of the Plan.

3.              Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of December 31:

	2006	2005
Putnam S&P 500 Index Fund, 340,156 and 365,353 shares, respectively	$12,643,609	$11,753,402
Putnam Stable Value Fund, 12,322,946 and 10,867,553 shares, respectively	12,307,296	10,864,510
The George Putnam Fund of Boston, 481,643 and 438,936 shares, respectively	8,688,837	7,865,731
Cascade Corporation common stock, 159,790 and 176,461 shares, respectively	8,452,872	8,277,766
American Funds AMCAP Fund, 419,902 and 428,854 shares, respectively	8,377,055	8,169,667
Victory Diversified Stock Fund, 324,931 and 280,573 shares, respectively	5,865,007	4,752,912
Putnam International Equity Fund, 165,424 and 164,459 shares, respectively	5,182,736	4,297,304

During 2006 the Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) increased in value by $4,588,755 as follows:

Cascade Corporation common stock	$1,012,196
Registered investment companies	1,850,456
Collective trust funds	1,693,186
Common stock	32,917
$4,588,755

4.              Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 19, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.              Related-Party Transactions

Certain Plan investments represent funds invested in, or maintained by Putnam Investments. Putnam Investments and Mercer are owned by the same parent company, Marsh & McLennan Co.  Therefore, these transactions qualify as exempt party-in-interest transactions.

Certain Plan investments are shares of Company common stock.  Purchases and sales of Company common stock were $948,766 (22,023 shares) and $1,785,856 (38,694 shares), respectively, for the year ended December 31, 2006.  At December 31, 2006 and 2005, the Plan held $8,452,872 (159,790 shares) and $8,277,766 (176,461 shares), respectively, of Company common stock.

6.              Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of

ERISA.  In the event of Plan termination,participants will become 100% vested in their employeer contributions.

7.              Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s Form 5500:

	2006	2005

Net assets available for benefits per the financial statements	$71,654,599	$62,236,769
Adjustment from fair value to contract value for interest in collective trust relating to fully-benefit responsive investment contracts	(15,650)	—
Net assets available for benefits per Form 5500	$71,638,949	$62,236,769

The following is a reconciliation of net appreciation in fair value for the year ended December 31, 2006 per the financial statements to the Form 5500:

Net investment income per financial statements	$7,507,050
Adjustment from fair value to contract value at December 31, 2006	(15,650)
Net investment income per Form 5500	$7,491,400

Supplemental Schedule

Cascade Corporation Savings and Investment Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

Schedule I

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower	Maturity Date, Rate of Interest	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost (1)	Value

*	Cascade Corporation	159,790 shares		$8,452,872

	Registered investment companies
*	The George Putnam Fund of Boston	481,643 shares		8,688,837
	American Funds AMCAP Fund	419,902 shares		8,377,055
	Victory Diversified Stock Fund	324,931 shares		5,865,007
*	Putnam International Equity Fund	165,424 shares		5,182,736
	Royce Premier Investor Class Fund	159,039 shares		2,808,624
	Vanguard Total Bond Market Index Fund	257,646 shares		2,573,882
	American Funds Europacific Growth Index Fund	33,231 shares		1,527,968
	Vanguard Mid Cap Index Fund	42,486 shares		840,380
	Vanguard Small Cap Growth Index Fund	44,384 shares		814,004
*	Putnam Money Market Fund	24,571 shares		24,571
	Total registered investment companies			36,703,064

	Collective trust funds
*	Putnam S&P 500 Index Fund	340,156 shares		12,643,609
*	Putnam Stable Value Fund	12,322,946 shares		12,307,296
				24,950,905

	Self-directed brokerage accounts	Self-directed accounts		419,665

*	Participant loans	5.00% - 9.25%, maturities from 2007 to 2012		842,426

				$71,368,932

*	Represents a party-in-interest to the Plan.
(1)	Cost information has been omitted with respect to participant directed assets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Corporation Savings and Investment Plan
Date:June 29, 2007
	By:	Cascade Corporation Savings and Investment Plan Administrative Committee

	By:	/s/ Joseph G. Pointer
Joseph G. Pointer
Administrative Committee Member